UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

InterXion Holding N.V.

(Name of Subject Company (Issuer))

Digital Intrepid Holding B.V.

(Name of Filing Person (Offeror))

An indirect subsidiary of

Digital Realty Trust, Inc.

(Name of Filing Person (Ultimate Parent of Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Ordinary shares, nominal value €0.10 per share

(Title of Class of Securities)

N47279109

(CUSIP Number of Class of Securities)

Andrew P. Power

Chief Financial Officer

Digital Realty Trust, Inc.

Four Embarcadero Center, Suite 3200

San Francisco, CA 94111

(415) 738-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Julian T.H. Kleindorfer, Esq. Charles K. Ruck, Esq. David M. Wheeler, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071-1560 +1 213 485 1234	Paul Cronheim De Brauw Blackstone Westbroek N.V. Claude Debussylaan 80 1082 MD Amsterdam The Netherlands

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,956,141,752.34	$902,907.20

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is based on the product of (1) $90.58, the average of the high and low prices per share of ordinary shares, nominal value €0.10 per share (“INXN Shares” such references including fractional shares of INXN, nominal value €0.02 per fractional share, provided that a fractional share will be treated for purposes of the definition of INXN Share as one-fifth (1/5th) of an outstanding ordinary share, nominal value €0.10 per share), of InterXion Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, registered with the trade register in the Netherlands under file number 33301892 (“INXN”) on the New York Stock Exchange on January 23, 2020, multiplied by (2) 76,795,559.2, the maximum number of INXN Shares that may be exchanged in the exchange offer. The foregoing share figures have been provided by the issuer to the offeror and are as of January 21, 2020, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $838,668.66	Filing Party: Digital Realty Trust, Inc. and Intrepid I B.V.
Form or Registration No.: S-4	Date Filed: December 6, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Digital Realty Trust, Inc., a Maryland corporation (“DLR”), and Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and an indirect subsidiary of DLR (“Buyer”). This Schedule TO relates to the offer by Buyer to exchange (the “Exchange Offer”) shares of DLR common stock, par value $0.01 per share (“DLR Common Stock”), for all of the INXN Shares, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus (as defined below) and the related Letter of Transmittal (as defined below).

Buyer is offering to exchange each INXN Share that is validly tendered and not properly withdrawn pursuant to the Exchange Offer for 0.7067 shares of DLR Common Stock, subject to the terms and conditions described in this Schedule TO.

In connection with the Exchange Offer, DLR filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on December 6, 2019, as amended by Amendment No. 1 to Form S-4 on January 7, 2020 and Amendment No. 2 to Form S-4 on January 23, 2020 (as it may be further amended or supplemented from time to time, the “Registration Statement”) to, among other things, register the shares of DLR Common Stock offered in exchange for INXN Shares validly tendered and not properly withdrawn and accepted by Buyer in the Exchange Offer. The terms and conditions of the Exchange Offer are set forth in the prospectus, which is a part of the Registration Statement and filed as Exhibit (a)(3) hereto (as it may be amended or supplemented from time to time, the “Exchange Offer Prospectus”) and the related letter of transmittal filed as Exhibit (a)(1)(A) hereto (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule TO, the information set forth in the Exchange Offer Prospectus and the Letter of Transmittal and the instructions to the Letter of Transmittal therein, including any prospectus supplement or other supplement thereto related to the Exchange Offer hereafter filed with the SEC by DLR, Buyer or Intrepid I B.V., is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Exchange Offer is being made pursuant to the purchase agreement, dated as of October 29, 2019, as amended on January 23, 2020 by amendment number one to the purchase agreement (“Amendment One”), as it may be further amended or supplemented from time to time, by and among DLR, Buyer and INXN (together, with Amendment One, the “Purchase Agreement”), a copy of which is incorporated as Exhibit (d)(1) and Exhibit (d)(3) to this Schedule TO and is incorporated into this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Exchange Offer Prospectus entitled “Questions and Answers” and “Summary” is incorporated into this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

InterXion Holding N.V.

Scorpius 30

2132 LR Hoofddorp

The Netherlands

+31 20 880 7600

(b) Securities. INXN Shares are the subject securities in the Exchange Offer. Reference is made to the information relating to INXN Shares set forth in INXN’s Registration Statement on Form 8-A, filed with the SEC on January 25, 2011, which is incorporated into this Schedule TO by reference. As of January 21, 2020, there were 76,795,559.2 INXN Shares outstanding.

(c) Trading Market and Price. The information set forth in the section of the Exchange Offer Prospectus entitled “Summary—Comparative DLR and INXN Market Price and Dividend Information” is incorporated into this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in (i) the sections of the Exchange Offer Prospectus entitled “Summary—The Companies—Digital Realty Trust, Inc.,” “Summary—The Companies—Digital Intrepid Holding B.V.,” “The Companies—Digital Realty Trust, Inc. and Digital Realty Trust, L.P.,” “The Companies—Digital Intrepid Holding B.V.,” “Where You Can Find More Information and Incorporation by Reference” and “Other Information Regarding the Parties” and (ii) the sections of DLR’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 1, 2019 entitled “Item 1. Election of Directors—Nominees for Election for a One-Year Term Expiring at the 2020 Annual Meeting—Election of Directors” and “Item 1. Election of Directors—Nominees for Election for a One-Year Term Expiring at the 2020 Annual Meeting—Executive Officers” is incorporated into this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Questions and Answers,” “Summary,” “The Offer,” “The Purchase Agreement,” “Description of DLR Capital Stock,” “Description of Intrepid I Shares,” “Comparison of Rights of the DLR Stockholders and the INXN Shareholders,” “The Offer—Material U.S. Federal Income Tax Consequences of the Offer and the Post-Offer Reorganization to U.S. Holders of INXN Shares, ” “The Offer—Material Dutch Income Tax Consequences of the Offer and the Post-Offer Reorganization for Holders of INXN Shares,” and “The Offer—Material Dutch Dividend Withholding Tax Consequences of the Post-Offer Reorganization,” as well as the cover page. In addition, the information set forth in the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b) Transactions; Significant Corporate Events. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary,” “The Offer—Background of the Offer,” “The Offer—Recommendation of the DLR Board of Directors and Its Reasons for the Offer,” “The Offer—Reasons for the Recommendation of the INXN Board of Directors,” “The Offer—Interests of DLR’s Directors and Executive Officers in the Offer,” “The Offer—Security Ownership of DLR’s Directors and Executive Officers and Current Beneficial Owners,” “The Offer—Voting by INXN’s Directors and Executive Officers,” “The Purchase Agreement” and “The Tender and Support Agreement.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Exchange Offer Prospectus entitled “The Offer—Background of the Offer,” “The Offer,” and “The Purchase Agreement” is incorporated into this Schedule TO by reference.

(c)(1)-(7) Plans. The information set forth in the sections of the Exchange Offer Prospectus entitled “Summary,” “The Offer—Background of the Offer,” “The Offer—Recommendation of the DLR Board of Directors and Its Reasons for the Offer,” “The Offer—Directors and Management of DLR and INXN or Intrepid I, As Applicable, Following The Post-Offer Reorganization,” “The Purchase Agreement” and “Description of Intrepid I Shares” is incorporated into this Schedule TO by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Exchange Offer Prospectus entitled “Summary,” “The Offer,” and “The Purchase Agreement” is incorporated into this Schedule TO by reference.

(b) Conditions. The information set forth in the sections of the Exchange Offer Prospectus entitled “Summary—Conditions to Closing of the Offer,” “Summary—Regulatory Approvals Required for the Offer,” “Risk Factors,” “The Offer” and “The Purchase Agreement” is incorporated into this Schedule TO by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the sections of the Exchange Offer Prospectus entitled “Summary,” “The Offer—Interests of DLR’s Directors and Executive Officers in the Offer,” “The Offer—Security Ownership of DLR’s Directors and Executive Officers and Current Beneficial Owners,” “The Offer—Voting by INXN’s Directors and Executive Officers” and “The Offer—Treatment of INXN Equity Awards” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary,” “The DLR Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses,” “The Offer—Opinion of DLR’s Financial Advisor,” and “The Purchase Agreement—Representations and Warranties—Representations and Warranties of INXN.”

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary—Selected Historical Financial Information of DLR,” “Summary—Unaudited Comparative Per Share Information” and “Where You Can Find More Information and Incorporation by Reference.” Additionally, the financial information set forth under Item 8 of the combined Annual Report on Form 10-K of DLR and Digital Realty Trust, L.P. (“DLR OP”) for the fiscal year ended December 31, 2018, filed with the SEC on February 25, 2019, including the audited financial statements of DLR as of December 31, 2018 and 2017 and each of the years in the three-year period ended December 31, 2018 and the financial information set forth under Item 1 of the combined Quarterly Report on Form 10-Q of DLR and DLR OP, filed with the SEC on November 8, 2019, including the unaudited financial statements of DLR as of September 30, 2019 and for the nine months ended September 30, 2019 is incorporated into this Schedule TO by reference.

(b) Pro Forma Information. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary—Selected Unaudited Pro Forma Consolidated Financial Information,” “Summary—Unaudited Comparative Per Share Information” and “Unaudited Pro Forma Consolidated Financial Statements.” Additionally, the financial information set forth in the combined Current Report on Form 8-K of DLR and DLR OP, filed with the SEC on December 4, 2019, including the unaudited pro forma consolidated financial information of DLR and accompanying notes, is incorporated into this Schedule TO by reference.

(c) Summary Information. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary—Selected Historical Financial Information of DLR” and “Summary—Comparative DLR and INXN Market Price and Dividend Information.”

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary,” “The Companies,” “The Offer,” “The Purchase Agreement,” and “The Tender and Support Agreement.”

(c) Other Material Information. The information contained in the Exchange Offer Prospectus, the Letter of Transmittal and the documents incorporated by reference in the Exchange Offer Prospectus, to the extent not already incorporated into this Schedule TO by reference, is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal.*

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(C)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(D)	Form of Notice of Withdrawal of INXN Shares.*

(a)(1)(E)	Combined Annual Report on Form 10-K of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. for the year ended December 31, 2018 (filed with the SEC on February 25, 2019 and incorporated herein by reference).

(a)(1)(F)	Definitive Proxy Statement on Schedule 14A (filed with the SEC on April 1, 2019 and incorporated herein by reference).

(a)(1)(G)	Combined Quarterly Report on Form 10-Q of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. for the quarter ended September 30, 2019 (filed with the SEC on November 8, 2019 and incorporated herein by reference).

(a)(4)	Exchange Offer Prospectus, dated January 29, 2020.*

(a)(5)(A)	Joint Press Release issued by Digital Realty Trust, Inc. and InterXion Holding N.V., dated October 29, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Digital Realty Trust, Inc. with the SEC on October 29, 2019).

(a)(5)(B)	Investor Presentation, dated October 29, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Digital Realty Trust, Inc. with the SEC on October 29, 2019).

(a)(5)(C)	Email to Digital Realty Trust, Inc. Employees from A. William Stein, Chief Executive Officer of Digital Realty Trust, Inc., dated October 29, 2019 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Digital Realty Trust, Inc. with the SEC on October 29, 2019).

(a)(5)(D)	Transcript of Investor Conference Call held by Digital Realty Trust, Inc. on October 29, 2019 (incorporated by reference to Digital Realty Trust, Inc.’s filing pursuant to Rule 425 on October 30, 2019).

(a)(5)(E)	Transcript of Citi Global TMT West Conference Call held by Digital Realty Trust, Inc. on January 7, 2020 (incorporated by reference to Digital Realty Trust, Inc.’s filing pursuant to Rule 425 on January 7, 2020).

(a)(5)(F)	Form of Summary Advertisement.*

(d)(1)	Purchase Agreement, dated as of October 29, 2019, by and between Digital Realty Trust, Inc., Digital Intrepid Holding B.V. and InterXion Holding N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Digital Realty Trust, Inc. with the SEC on October 29, 2019).

(d)(2)	Tender and Support Agreement, dated October 29, 2019, by David Ruberg in favor of Digital Realty Trust, Inc. and InterXion Holding N.V. (incorporated by reference to Annex B to Amendment No. 2 to the Registration Statement on Form S-4 filed by Digital Realty Trust, Inc. with the SEC on January 24, 2020).

(d)(3)	Amendment No. 1 to Purchase Agreement, dated as of January 23, 2020, by and between Digital Realty Trust, Inc., Digital Intrepid Holding B.V. and InterXion Holding N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Digital Realty Trust, Inc. with the SEC on January 27, 2020).

*	Filed herewith.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

Participants in the Solicitation

DLR, INXN and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from DLR’s stockholders and INXN’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of DLR is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of INXN and their ownership of INXN ordinary shares is set forth in INXN’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests are set forth in the Registration Statement and Exchange Offer Prospectus and other materials that are, or may later be, filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained from the SEC’s website, www.sec.gov. Investors may also consult DLR’s website for more information about DLR. DLR’s website is www.digitalrealty.com. Information included on this website is not incorporated by reference into this Schedule TO.

Note Regarding Forward-Looking Statements

DLR and INXN caution that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR and INXN. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of DLR and INXN to obtain the regulatory and shareholder approvals necessary to complete the proposed transactions, on the anticipated timeline or at all; the risk that a condition to the closing of the proposed transactions may not be satisfied, on the anticipated timeline or at all or that the proposed transactions may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected synergies from the proposed transactions will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; adverse changes in the markets in which DLR and INXN operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and INXN. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its Registration Statement on Form S-4 filed with the SEC on December 6, 2019, including Amendment No. 1 to its Registration Statement on Form S-4 filed with the SEC on January 7, 2020 and Amendment No. 2 to its Registration Statement on Form S-4 filed with the SEC on January 24, 2020, its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q, including the Form 10-Q for the quarter ended September 30, 2019, and (ii) the documents INXN has filed with or furnished to the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K furnished to the SEC on March 15, 2019, May 9, 2019, August 7, 2019, November 7, 2019, January 7, 2020 and January 24, 2020. This communication reflects the views of DLR’s management as of the date hereof. Except to the extent required by applicable law, DLR undertakes no obligation to update or revise any forward-looking statement.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2020

Digital Intrepid Holding B.V.

By: Digital Realty Netherlands B.V., its managing director

By:	/s/ Jeannie Lee
	Name:	Jeannie Lee
	Title:	Managing Director

Digital Realty Trust, Inc.

By:	/s/ Andrew P. Power
	Name:	Andrew P. Power
	Title:	Chief Financial Officer